Filed by: Republic Royalty Co
                            Pursuant to Rule 425 under the Securities Actof 1933
                                     and deemed filed pursunat to Rule 14a-12(b)
                                           of the Securities Exhange Act of 1934
                                                   Commission File No. 132-02212
                                            Subject Company: Republic Royalty Co



     The Registration Statement on Form S-4 of Dorchester Minerals, L.P. has been declared effective by the Securities and Exhchange Commission. The Registration Statement describes the previously announced proposed combination of the businesses and properties of Dorchester Hugoton, Ltd., Republic Royalty Company and Spinnaker Royalty Company, L.P. into Dorchester Minerals, L.P.

     Dorchester Hugoton, Ltd. has previously filed a Form 425 regarding this transaction. Republic Royalty hereby incorporates by reference the following Form 425 previously filed by Dorchester Hugoton, Ltd:

October 30, 2002, a copy of which is filed as Exhibit 99.1 hereto. October 30, 2002, a copy of which is filed as Exhibit 99.2 hereto.

     THE FOREGOING DOES NOT CONSTITUTE AN OFFER TO BUY, OR THE SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES. THE SECURITIES TO BE OFFERED IN CONNECTION WITH THE PROPOSED TRANSACTION WILL BE OFFERED ONLY PURSUANT TO A PROSPECTUS/PROXY STATEMENT INCLUDED IN A REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

     ALL REPUBLIC ROYALTY PARTNERS ARE ADVISED TO READ THE PROSPECTUS/PROXY STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND THE RELATED SOLICITATION/RECOMMENDATIONS THAT WILL BE PROVIDED TO EACH PARTNER REQUESTING EACH PARTNER'S VOTE, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. A COPY OF THE PROSPECTUS/PROXY STATEMENT AND RELATED SOLICITATION/ RECOMMENDATIONS WILL BE MAILED TO REPUBLIC ROYALTY PARTNERS AND WILL BE AVAILABLE FROM REPUBLIC ROYALTY ON REQUEST. THE PROSPECTUS/PROXY STATEMENT AND RELATED SOLICITATION/RECOMMENDATIONS ARE AVAILABLE ON THE INTERNET AT THE SECURITIES AND EXCHANGE COMMISSION'S WORLD WIDE WEB SITE AT HTTP://WWW.SEC.GOV.

     Republic Royalty and its partners, and their respective directors and/or officers, as applicable, may be deemed under the Rules of the Securities and Exchange Commission to be "participants in the solicitation" of proxies from the security holders of Dorchester Hugoton, Ltd. in favor of the transaction. SECURITY HOLDERS OF REPUBLIC ROYALTY MAY OBTAIN INFORMATION REGARDING THE
INTERESTS OF THE "PARTICIPANTS IN THE SOLICITATION" BY READING THE PROSPECTUS/PROXY STATEMENT RELATING TO THE TRANSACTION.